

Anna Matilde (Tilly) Tanga · 3rd

Co-Founder of Pigeon Loans | Performance Management Coordinator at Privia Health

Greater Boston · 445 connections · **Contact info**

 **Pigeon Loans**

 **Bowdoin College**

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Experience



Co-Founder

Pigeon Loans

Sep 2020 – Present · 7 mos

Pigeon Loans is a platform that allows you to facilitate cash loans with your friends and family. Whether you want to support your friend's purchase of a house or borrow some cash to catch up on your bills, Pigeon Loans will handle everything. Sign up, start your loan, and relax.

We generate the contract agreement, handle payment notifications and reminders, and give you the option to extend the loan. We want to make loans less stressful, so you can support those around you.

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Coordinator, Performance Management

Privia Health · Full-time

Mar 2020 – Present · 1 yr 1 mo

- Lead monthly and bi-annual Management Fee refund rounds for Care Centers on a national scale. Analyze Care Center contracts and amendments, track their due refunds, pull reports, and prepare the refunds for processing. On average, one month of refunds is worth about $90,000 USD.

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Research Analyst, Child and Family Health Team

National Academy for State Health Policy · Full-time

Aug 2019 – Mar 2020 · 8 mos

Washington D.C. Metro Area

- Provided in-depth health policy research, analysis, and technical assistance to states on policy innovations and issues pertaining to children, and their families.
- Assisted in planning and implementing project specific, face-to-face, audio, and web-based meetings as well as training sessions.

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Bowdoin College

2 yrs 9 mos



Independent Study Researcher

Jan 2019 – May 2019 · 5 mos

Conducted an Independent Study In the Thompson Lab, studying how Androgen exposure affects aggression and sexual behavior in Zebrafish.

Student Activities, Captain of the Equestrian Club

May 2017 – May 2019 · 2 yrs 1 mo

Brunswick, Maine

As the captain of the Equestrian team I organize the weekly schedule, club trips and club competitions, and manage the Equestrian Club funding. The job description also involves working closely with Student Activities and the Bowdoin Student Government to oversee the smooth operation of the club.

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Clinical Administration Intern

South End Community Health Center

Jul 2018 – Sep 2018 · 3 mos

Boston, Massachusetts

Designing and conducting a root-cause investigation into the cycle time, and provider wait times that the patients are experiencing. The research consists of statistical analyses of patient satisfaction data, EMR data, as well as the collection of qualitative data through interviews and on-site observations.   ...see more

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Education



Bowdoin College

Bachelor of Arts (B.A.), Neuroscience Major and Italian Minor

2015 – 2019

